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82-34

ASX/Media Release

Santos

Media enquiries
Christian Bennett
+61 8 8218 5376
christian.bennett@santos.com





06012854

Investor enquiries
Andrew Seaton
+61 8 8218 5157 / +61 (0) 410 431 004
andrew.seaton@santos.com

27 April 2006

SUPPL

Santos increases first quarter production and revenue

Santos today reported increased production volumes and revenue for the first quarter of 2006.

Total production for the three months ended 31 March 2006 rose 10.4% to 13.8 million barrels of oil equivalent (mmboe) from 12.5 mmboe in the previous corresponding quarter.

Sales volume totalled 13.9 mmboe compared with 13.6 mmboe in the previous first quarter.

Sales revenue was up 33.5% from $465.9 million to $621.8 million, reflecting another period of higher average prices received for all products.

"It is pleasing to report higher first quarter production, especially as our Western Australian oil production was impacted by cyclone activity," Santos' Managing Director, Mr John Ellice-Flint, said today.

"On the other hand, Western Australian gas production was up strongly, reflecting the start-up of the John Brookes field in September last year," he said.

"New projects coming on stream and more stable production from some of our established operations are expected to enhance group results throughout the remainder of the year.

"At the same time, the market outlook for natural gas and crude oil augurs well for Santos as we continue to benefit from historically high oil prices," Mr Ellice-Flint said.

Second quarter operations will include the first full quarter of gas output from the Casino field offshore Victoria and liquefied natural gas sales from the Bayu-Undan project – both of which commenced production ahead of schedule in January 2006.

Other new projects coming on stream for Santos during 2006 include the Oyong and Maleo oil and gas projects in Indonesia and production from the new Cooper Basin oil program.

Ends.

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

Santos Limited ABN 80 007 550 923
GPO Box 2455, Adelaide SA 5001
Telephone: +61 8 8218 5111 Facsimile: +61 8 8218 5131
www.santos.com

STOCK EXCHANGE ACTIVITIES REPORT FOR
THE FIRST QUARTER ENDING 31 MARCH 2006.

1. SALES AND PRODUCTION

Santos' share of production, sales and revenue for the quarter ended 31 March 2006 is shown in the table below:

	Quarter Ended			YTD		Full Year
	Q1 2006	Q1 2005	Q4 2005	2006	2005	2005
Sales Gas, Ethane and LNG (PJ)						
Cooper Basin	25.0	32.1	29.5	25.0	32.1	124.7
Surat/Bowen/Denison	6.9	4.3	6.9	6.9	4.3	22.9
Amadeus	3.2	3.2	3.5	3.2	3.2	12.7
Otway/Gippsland	4.4	3.5	2.8	4.4	3.5	14.1
Carnarvon	7.5	1.7	5.6	7.5	1.7	7.7
Bonaparte (LNG)	1.5	0.0	0.0	1.5	0.0	0.0
Indonesia	1.0	1.4	0.9	1.0	1.4	4.6
USA	1.8	3.5	2.1	1.8	3.5	10.6
Total Sales Gas, Ethane and LNG Production	51.4	49.7	51.3	51.4	49.7	197.3
Total Sales Volume	52.9	53.9	51.5	52.9	53.9	228.2
Gas Price (Avg A$/GJ)	3.67	3.45	3.80	3.67	3.45	3.62
Total Sales Revenue (A$m)	194.3	185.6	195.7	194.3	185.6	825.7
Condensate (000's bbls)						
Cooper Basin	349.2	488.8	466.4	349.2	488.8	1922.6
Surat/Denison	5.8	8.6	5.4	5.8	8.6	30.8
Amadeus	18.9	0.0	14.6	18.9	0.0	43.7
Otway	3.0	0.0	2.9	3.0	0.0	12.8
Carnarvon	105.7	67.3	32.8	105.7	67.3	101.5
Bonaparte	663.4	585.6	607.0	663.4	585.6	2139.9
USA	40.4	82.9	44.9	40.4	82.9	236.1
Total Condensate Production	1186.4	1233.2	1174.0	1186.4	1233.2	4487.4
Total Sales Volume	1365.8	1270.9	1094.6	1365.8	1270.9	4602.7
Condensate Price (Avg A$/bbl)	79.92	69.41	81.22	79.92	69.41	75.15
Condensate Price (Avg US$/bbl)	59.09	51.12	60.78	59.09	51.12	55.74
Total Sales Revenue (A$m)	109.1	88.2	88.9	109.1	88.2	345.9
LPG (000 t)						
Cooper Basin	46.9	54.8	48.4	46.9	54.8	213.6
Surat/Denison	0.0	0.0	0.0	0.0	0.0	0.0
Bonaparte	28.8	23.8	27.3	28.8	23.8	93.6
Total LPG Production	75.7	78.6	75.7	75.7	78.6	307.2
Total Sales Volume	77.8	98.6	52.4	77.8	98.6	302.2
LPG Price (Avg A$/t)	826.38	537.59	766.28	826.38	537.59	610.35
Total Sales Revenue (A$m)	64.3	53.0	40.1	64.3	53.0	184.4
Crude Oil (000's bbls)						
Cooper Basin	821.6	722.0	855.2	821.6	722.0	3205.9
Surat/Denison	15.9	18.0	16.1	15.9	18.0	74.5
Amadeus	28.1	66.5	42.1	28.1	66.5	196.4
Legendre	108.4	306.6	172.7	108.4	306.6	882.8
Thevenard	73.4	110.8	125.2	73.4	110.8	473.7
Barrow	158.9	195.8	186.1	158.9	195.8	760.1
Stag	688.6	512.3	755.7	688.6	512.3	2363.9
Mutineer Exeter	1152.0	0.0	1901.7	1152.0	0.0	6192.0
Elang/Kakatua	16.7	57.4	3.2	16.7	57.4	184.1
Jabiru/Challis	44.2	39.2	33.8	44.2	39.2	161.4
Indonesia	34.2	38.2	46.9	34.2	38.2	138.3
SE Gobe	68.9	59.5	70.6	68.9	59.5	269.8
USA	8.4	16.9	16.2	8.4	16.9	58.0
Total Crude Oil Production	3219.3	2143.2	4225.5	3219.3	2143.2	15263.9
Total Sales Volume	2853.3	2330.0	4432.9	2853.3	2330.0	14990.2
Oil Price (Avg A$/bbl)	89.06	59.70	79.07	89.06	59.70	73.83
Oil Price (Avg US$/bbl)	65.85	43.97	59.85	65.85	43.97	54.76
Total Sales Revenue (A$m)	254.1	139.1	354.5	254.1	139.1	1106.8
TOTAL						
Production (mmboe)	13.8	12.5	14.8	13.8	12.5	56.0
Sales Volume (mmboe)	13.9	13.6	14.8	13.9	13.6	61.1
Sales Revenue (A$m)	621.8	465.9	679.2	621.8	465.9	2402.8

Sales and Production Summary

Total first quarter production was 13.8 million barrels of oil equivalent (mmboe), an increase of 10% above Q1 2005.

Total sales revenue for the first quarter was $622 million, an increase of 33% above Q1 2005.

Production by Product

Comparisons with prior periods for gas and associated condensate, LNG and LPG production are made between the current quarter and the same quarter from the previous year, as production is heavily influenced by seasonal factors.

Conversely, comparisons for crude oil are made with the immediate previous quarter, as oil production rates are not subject to seasonal variations.

Sales Gas, Ethane and LNG

Sales gas, ethane and LNG production for Q1 2006 was 51.4 petajoules (PJ), an increase of 3% from Q1 2005.

This increase was the net result of the start-up of production at John Brookes (Q3 2005), Casino (Q1 2006) and Bayu-Undan LNG (Q1 2006) together with contribution from the Fairview field which was acquired during Q3 2005, offset by lower production from the Cooper Basin and the USA.

Quarterly sales gas, ethane and LNG sales volumes decreased by 2% from Q1 2005 to 52.9 PJ. Sales revenue of $194.3 million increased by 5% reflecting higher gas prices.

The average realised gas price increased by 6% to $3.67 per gigajoule (GJ) compared with $3.45 per GJ in Q1 2005.

Condensate

Condensate production of 1.19 million barrels (mmbbl) was 4% or 0.05 mmbbl lower than Q1 2005 due to lower production from the Cooper Basin, offset by increased production from Bayu-Undan and the start-up of John Brookes.

Quarterly condensate sales volumes of 1.37 mmbbls were 7% higher due to the timing of liftings.

Condensate sales revenue was 24% higher than Q1 2005 at $109.1 million.

The realised condensate price increased by 15% to A$79.92 (US$59.09) per barrel from A$69.41 (US$51.12) in Q1 2005.

LPG

Quarterly LPG production of 75,700 tonnes was 4% lower than Q1 2005 due to lower production from the Cooper Basin, offset by increased production from Bayu-Undan.

LPG sales volumes decreased to 77,800 tonnes from 98,600 tonnes previously due to the timing of liftings. Sales revenue increased by 21% to $64.3 million from $53.0 million in Q1 2005.

The realised LPG price increased by 54% to $826.38 per tonne compared with $537.59 previously.

Crude Oil
Oil production of 3.22 mmbbl was 24% lower than Q4 2005. This was predominantly due to lower Carnarvon Basin production reflecting the impact of cyclone activity and natural field decline.

Quarterly oil sales volumes of 2.85 mmbbl were 36% lower than Q4 2005 reflecting the lower production and timing of liftings. Crude was underlifted by approximately 0.4 mmbbl during the quarter, compared to 0.2 mmbbl overlifted for Q4 2005.

Oil sales revenue decreased by 28% to $254.1 million for the quarter. The average realised oil price was A$89.06 (US$65.85) per barrel, 11% higher than the Q4 2005 average of A$79.97 (US$59.85).

Production by Area

Cooper Basin
Sales gas and ethane production decreased by 22% to 25.0 PJ compared with 32.1 PJ in Q1 2005, reflecting Moomba liquids recovery plant inspections, the impact of a plant power outage early in the quarter and natural field decline.

In line with the reduced gas throughput, condensate production of 0.35 mmbbl was down 29% and LPG production of 46,900 tonnes was down by 14%.

Third party gas of 3.5 PJ net to Santos was purchased during Q1 2006 as part of the eastern Australian gas portfolio optimisation.

Crude oil production during Q1 2006 of 0.82 mmbbl was marginally lower than Q4 2005 reflecting the impact of an active capital investment program which has largely reversed natural field decline. First production from the Cooper Oil Project commenced from the Mulberry field late in the quarter.

Surat Basin/Bowen Basin/Denison Trough
Quarterly sales gas production increased by 60% to 6.9 PJ from 4.3 PJ in Q1 2005 due to the inclusion of net production from the Fairview field from July 2005.

Amadeus Basin
Sales gas production of 3.2 PJ was in line with Q1 2005.

Otway Basin/Gippsland Basin
Sales gas production increased by 26% to 4.4 PJ from 3.5 PJ in Q1 2005 due to the commencement of production from the Casino field in January 2006, offset by a decrease in production from Patricia-Baleen due to lower customer demand.

Carnarvon Basin
Carnarvon Basin gas production increased by 341% over Q1 2005, reflecting the start-up of the John Brookes field in September 2005.

In line with the increased gas throughput, condensate production increased by 57% to 0.11 mmbbl.

Net oil production from Santos' Carnarvon Basin assets decreased by 30% to 2.18 mmbbl from 3.14 mmbbl in Q4 2005.

Mutineer-Exeter gross production averaged approximately 38,000 barrels per day over the first quarter. Production is currently averaging approximately 36,000 barrels per day.

Net production from Mutineer-Exeter decreased by 39% to 1.15 mmbbls, with approximately 18 days of production deferred due to cyclone activity. Three additional development wells are planned to be drilled commencing in Q2 2006.

Stag oil production decreased by 8% compared with Q4 2005 to 0.69 mmbbl due to cyclone activity, offset by improved field performance.

Legendre oil production was down by 37% to 0.11 mmbbl from 0.17 mmbbl in Q4 2005 due to cyclone activity.

Barrow Island and Thevenard Island oil production decreased by 15% and 41% to 0.16 and 0.07 mmbbls respectively compared to Q4 2005 due to cyclone activity and natural field decline.

Timor Sea
Crude oil production from the Timor Sea fields increased by 65% from Q4 2005 to 0.06 mmbbl as fields were re-streamed following planned vessel inspections in Q4 2005.

Bonaparte Basin
Bayu-Undan LNG production commenced in January 2006, two months ahead of schedule. An initial four cargoes were shipped to Japan during the quarter, and following the start-up period, the Darwin LNG plant is operating in line with expectations.

Net LNG production during Q1 2006 was 27,357 tonnes (1.50 PJ) and net sales were 23,916 tonnes (1.31 PJ).

Bayu-Undan condensate production of 0.66 mmbbl was 13% higher than Q1 2005, reflecting the benefits of the de-bottlenecking program completed during Q2 2005.

Similarly, Bayu-Undan LPG production of 28,800 tonnes increased by 21% from 23,800 tonnes in Q1 2005.

Indonesia
Sales gas production from Brantas and Kakap was 1.0 PJ, down from 1.4 PJ in Q1 2005.

Indonesian crude oil production decreased marginally during the quarter to 0.03 mmbbl.

Papua New Guinea
Oil production at SE Gobe remained steady at 0.07 mmbbl.

United States
Sales gas production decreased by 49% to 1.8 PJ from 3.5 PJ in Q1 2005 due to natural field decline.

2. CAPITAL EXPENDITURE

Total capital expenditure is summarised in the table below:

Capital Expenditure Summary ($ millions)	Quarter Ended		YTD		Full Year
	Q1 2006	Q1 2005	Q1 2006	Q1 2005	2005
Exploration					
Capitalised	1.0	16.7	1.0	16.7	36.7
Expensed	32.0	25.2	32.0	25.2	150.3
Delineation					
Capitalised	23.0	10.1	23.0	10.1	50.6
Expensed	7.0	9.7	7.0	9.7	47.0
Development	146.1	156.6	146.1	156.6	674.5
Total Capital Expenditure	209.1	218.3	209.1	218.3	959.1

2.1 Exploration Activity

Exploration expenditure was $33.0 million in Q1 2006.

Wildcat drilling activity during the first quarter is shown in the table below:

Well	Basin	Target	Licence	Santos Interest (%)	Well Status
Kincaid 1	Tyler County	Gas	Blackhorse Prospect, Tyler County	100	C&S, testing
Khufu 1	Central Gulf of Suez, SE July Concession	Oil	Central Gulf of Suez, SE July Concession	25	P&A
Banjar Panji	East Java	Oil & Gas	Brantas PSC, East Java	18	Drilling
Nyari 1	East Java	Oil	Sampang PSC, East Java	40.5	P&A
Simbel 1	Egypt	Oil	Onshore Gulf of Suez, Nth Zeit Bay concession	50	P&A
Abydos 1	Egypt	Oil	Onshore Gulf of Suez, Nth Zeit Bay concession	50	Drilling

Kincaid 1 onshore Tyler County was spudded by the Nabors 766 rig on 15 December 2005 with a target depth of 5,426 metres. Minor gas shows were encountered, and at the end of the quarter the well was being prepared for cased hole testing.

Khufu 1 in the Gulf of Suez was spudded on 15 November 2005 by the Interocean 3 jack-up rig in approximately 60 metres of water with a target depth of 3,429 metres. In early March 2006, the well was plugged and abandoned as a dry hole, with a total depth of 3,580 metres.

Banjar Panji was spudded on 8 March 2006 by the TMMJ rig with a target depth of 3059 metres. At the end of the quarter, the well was at 704 metres and undergoing rig repairs.

Nyari 1 was spudded on 5 November 2005 by the Sedeo 601 rig. On 20 January 2006, the well was plugged and abandoned after the primary objective was found to be water-bearing.

Simbel 1 was spudded on 12 February 2006 by the EDC 19 rig. At the end of the quarter, the well had been plugged and abandoned, having failed to intersect hydrocarbons.

Abydos 1 was spudded on 20 March 2006 by the EDC 19 rig with a target depth of 1266 metres. At the end of the quarter, the well was drilling ahead at 750 metres. Subsequent to the end of the quarter, the well reached the original planned TD and had encountered two zones of gas and condensate. The forward program is to deepen the well to test a further objective. No conclusions have been reached in relation to the extent of the accumulation or the commerciality of the discovery.

Seismic Acquired

Seismic activity during the first quarter is shown in the table below:

Permit	Area/Basin	Type	Km/Km^2	Status
ATP299P	Tarbat-Ipundu - Eromanga basin	3D	174	Ongoing
ATP299P	Mugginanullah-Kooroopa - Eromanga Basin	3D	271	Complete
PL 91, 92, 99, 100, 232	Cornet Ridge - Bowen Basin	2D	173	Complete

Forward Exploration Drilling Schedule

The current indicative drilling schedule for the remainder of 2006 is set out in the table below:

Well/Prospect	Basin/Area	Target	Indicative Prospect Upside Resource Potential (mmboe) Unrisked				Santos % Interest	Quarter Drilling Expected to Commence
			0-50	50-100	100-250	>250		
Bukoh	East Java	Gas/Oil		✓			40.5	Spudded Q2 06
Kenedy Deep	Gulf of Mexico	Gas	✓				55	Spudded Q2 06
Glenaire	Onshore Otway	Gas	✓				30	Q2 06
Evans Shoal South	Bonaparte	Gas				✓	40	Q2 06
Barossa	Bonaparte	Gas				✓	40	Q2 06
Lepard	Cooper	Oil/Gas	✓				61	Q2 06
Python	Cooper	Gas	✓				61	Q2 06
Bobcat	Gulf of Mexico	Gas	✓				100	Q2 06
Thunder 2	Gulf of Mexico	Gas	✓				60	Q2 06
Dua 4X	Vietnam	Oil	✓				37.5	Q2 06
Blackbird	Vietnam	Oil		✓			37.5	Q2 06
Herbras	East Java	Oil			✓		40.5	Q3 06
Merpati	East Java	Oil		✓			75	Q3 06
East Java (D)	East Java	Oil			✓		75	Q3 06
Galloway	Offshore Gippsland	Oil	✓				37.5	Q3 06
Mosaic 1	Bowen	Gas	✓				51	Q3 06
Fletcher	Dampier	Oil		✓			33	Q3 06
Montegue	Cooper	Gas	✓				61	Q3 06
Chinook	Gulf of Suez	Oil		✓			50	Q4 06
Pawnee	Gulf of Suez	Oil	✓				50	Q4 06
Brinklanding	Barrow	Oil		✓			44	Q4 06
Cougar L	Gulf of Mexico	Gas		✓			50	Q4 06
Jaguar A	Gulf of Mexico	Gas	✓				67	Q4 06
Kutei (A)	Kutei	Gas/Oil			✓		20	Q4 06
Kutei (B)	Kutei	Gas/Oil		✓			50	Q4 06
Hiu Aman Selatan	Kutei	Gas		✓			50	Q4 06
Netherby 1	Offshore Otway	Gas	✓				50	delay to 2007

The exploration portfolio is constantly being optimised therefore the above program may vary as a results of drilling outcomes, new prospects maturing and rig availability.

2.2 Delineation Activity

Total delineation expenditure in Q1 2006 was $30.0 million, of which near field exploration and exploration appraisal expenditure was $15 million and development appraisal expenditure was $15 million.

The table below details the delineation wells drilled during the quarter and their status:

Well	Basin/Area	Target	Santos Interest (%)	Well Status
Barrolka 9	Cooper/Eromanga - QLD	Gas	60.1	C&S, successful gas
Barrolka 10	Cooper/Eromanga - QLD	Gas	60.1	P&A
Yanda 15	Cooper/Eromanga - QLD	Oil	55.0	C&S, successful oil
Yanda 16	Cooper/Eromanga - QLD	Oil	55.0	C&S, successful oil
Mulberry 8	Cooper/Eromanga - QLD	Oil	89.0	C&S, successful oil
Durham Downs 4	Cooper/Eromanga QLD	Gas	60.1	C&S, successful gas
Latemore 2	Surat Basin - QLD	Gas	85.0	C&S, successful gas
Kycen Creek 1	Surat Basin - QLD	Gas	5.5	P&A
Jeruk 3	South-East Asia	Oil	40.5	Drilling
Tanggulangin 5	South-East Asia	Gas	18.0	C&S, successful gas
Rhodes 1	USA - onshore	Gas	20.1	P&A
Coqual 1	USA - onshore	Gas	10.0	C&S, successful gas
Coxon Creek 2	Surat Basin - QLD	CSG	85.0	C&C, successful gas

The Jeruk 3 appraisal well spudded on 24 January 2006 and by the end of the quarter had encountered what was interpreted to be the top of the Kujung carbonate at 4960 metres measured depth (4675 metres TVDSS). Due to mechanical difficulties in setting 9 5/8" casing, the well has subsequently been sidetracked from 3390 metres and is currently drilling ahead.

The above table does not include three core holes drilled to further delineate CSG resources.

2.3 Development Activity

Development expenditure during the first quarter was $146.1 million.

The table below details all development wells drilled during the quarter and their status:

Well	Basin/Area	Target	Santos Interest (%)	Well Status
Thoar 4	Cooper/Eromanga - QLD	Gas	60.1	C&S, successful gas
Wolgolla 6	Cooper/Eromanga - QLD	Gas	60.1	C&S, successful gas
Mulberry 6	Cooper/Eromanga - QLD	Oil	89.0	C&C, producing oil
Mulberry 7	Cooper/Eromanga - QLD	Oil	89.0	C&S, successful oil
Mulberry 9	Cooper/Eromanga - QLD	Oil	89.0	C&S, successful oil
Burke 7	Cooper/Eromanga SA	Gas	66.6	C&S, successful gas
Derrilyn 3	Cooper/Eromanga - SA	Oil	65.0	C&S, successful oil
Moolion 4	Cooper/Eromanga - SA	Gas	72.3	Drilling
Tarwonga 5	Cooper/Eromanga - SA	Gas	66.6	C&S, successful gas
Marabooka 9	Cooper/Eromanga - SA	Gas	66.6	C&S, successful gas
Marabooka 10	Cooper/Eromanga - SA	Gas	66.6	C&S, successful gas
Marabooka 11	Cooper/Eromanga - SA	Gas	66.6	C&S, successful gas
Marabooka 12	Cooper/Eromanga - SA	Gas	66.6	Drilling
Brumby 12	Cooper/Eromanga - SA	Gas	66.6	Drilling
Newstead 10	Surat - QLD	Gas	12.5	C&S, successful gas
Newstead 11	Surat - QLD	Gas	12.5	C&S, successful gas
Wunut 17	South-East Asia	Gas	18.0	C&C, successful gas
Maleo 3	South-East Asia	Gas	67.5	C&C, successful gas
Maleo 4/ST1	South-East Asia	Gas	67.5	C&C, successful gas
Maleo 5	South-East Asia	Gas	67.5	C&C, successful gas
Maleo 6	South-East Asia	Gas	67.5	C&C, successful gas
Wunut 18	South-East Asia	Gas	18.0	C&C, successful gas
SE Gobe 12	PNG	Oil	9.4	C&C, successful oil

HC Drew 2	USA - onshore	Oil	18.8	C&S, successful oil
Wunut 14	Indonesia - onshore	Gas	18.0	C&S, successful gas
Scotia 30	Bowen Basin	CSG	100.0	C&C, successful gas
Fairview 68	Bowen Basin	CSG	75.25	C&C, successful gas
Fairview 69	Bowen Basin	CSG	75.25	Drilling
Fairview 102	Bowen Basin	CSG	75.25	C&C, successful gas

The status of the development projects which were in progress during the quarter is as follows.

Bayu Undan LNG (Santos 10.6%)
The Darwin liquefied natural gas (LNG) facility commenced production in January 2006, two months ahead of schedule, with an initial four cargoes despatched to Japan during the quarter. Following the initial ramp-up period, this facility is anticipated to meet gross contracted sales of approximately 3 million tons of LNG per year for a period of 16 years.

Casino (Santos 50%, operator)
First gas production from Casino was achieved ahead of schedule in January 2006. Full production at the GSA maximum daily nomination of 96 TJ/d was achieved by the end of February 2006.

Pre-project planning for the tie-back of the Henry field to Casino commenced during the quarter, including the pipeline route survey.

Oyong (Santos 40.5%, operator)
The oil development phase was approximately 95% complete at the end of the quarter. All development drilling has been completed and conversion of the floating storage and offtake vessel (FSO) is well progressed, with the vessel expected to be installed in the field during the second quarter of 2006. Conversion of the production barge continues to experience delays due to contracting issues.

As a result, the anticipated first oil date has slipped to the third quarter of 2006. First gas deliveries are now expected during the second half of 2007.

Maleo (Santos 67.5%, operator)
Approximately 75% complete at the end of the quarter. The four-well development drilling program has been successfully completed. Construction of the gas spur-line and conversion of the mobile offshore production unit (MOPV) was progressed. Process facility skid assembly has commenced and the bulk of long lead equipment items have now been delivered to the MOPU conversion site or skid assembly points.

The project remains on schedule for first gas in the second half of 2006.

Santos' participating interest has reduced from 75% to 67.5% due to the requirement to effect a proportionate assignment of 10% to an Indonesian government nominated participant.

Cooper Oil Project (Santos 60%-100%, operator)
The first of the three new generation drilling rigs contracted by Santos, PDI 735, spudded the first well in the Cooper Oil Project, Mulberry 6, on 27 February 2006. A total of four wells in the Mulberry field were drilled during Q1 2006, with all wells encountering significant pay and extending the limits of the field. A progressive improvement in drilling time was achieved, with wells now being drilled in six days from spud-to-spud.

First production from the Cooper Oil Project was achieved in late March, with the Mulberry 6 well brought online within 31 days of spud.

The second rig, PDI 724, is currently being function tested, and is expected to be deployed in the field during May 2006. The third rig, PDI 721, is currently being assembled and is expected to be operational during June 2006.

3. BUSINESS DEVELOPMENT

Acquisitions/Divestments

During the quarter:

- Agreements were signed with Icon Energy (ASX: ICN) whereby Santos will earn 50%-63% across three exploration blocks in south-west and eastern Queensland. As part of the transaction, Santos has also subscribed for shares and options in Icon Energy which could potentially result in Santos holding approximately 10% of its issued capital.
- Santos farmed out a 25% interest in three Sorell Basin permits, T/32P, T/33P and T/35P to Mittwell Energy Resources.
- Santos acquired Kerr-McGee Corporation's 100% interest in WA-337-P in the Houtman Basin.
- Caspian Oil and Gas Limited (ASX: CIG) was awarded eight exploration licences covering approximately 7,200 square kilometres in the Naryn Basin in the Kyrgyz Republic. These licences have been included under the existing staged farm-in arrangement announced by Santos in August 2005, with all other terms of the farm-in remaining unchanged.

4. HEDGING

There is no hedging outstanding at the end of Q1 2006.

5. QUARTERLY PRODUCTION AND REVENUE CHART


mmboe
A$m
16.0
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
900.0
800.0
700.0
600.0
500.0
400.0
300.0
200.0
100.0
0.0

	Q1 03	Q2 03	Q3 03	Q4 03	Q1 04	Q2 04	Q3 04	Q4 04	Q1 05	Q2 05	Q3 05	Q4 05	Q1 06
Prod mmboe	13.0	13.8	14.4	13.0	9.6	11.6	13.0	12.9	12.5	13.8	14.9	14.8	13.8
Revenue $m	368.7	347.4	386.4	362.5	256.4	334.1	420.3	490.1	465.8	553.2	764.5	679.2	621.8

6. CONVERSION FACTORS AND ABBREVIATIONS

Abbreviations		Conversion Factors	
PJ	petajoules	Sales Gas & Ethane, 1 PJ	171.937 boe x 10^3
TJ	terajoules	Crude Oil, 1 barrel	1 boe
mmbbl	million barrels	Condensate (Naphtha), 1 barrel	0.935 boe
mmboe	million barrels of oil equivalent	LPG, 1 tonne	8.458 boe
t	tonnes	LNG, 1PJ	18,227 t
P&A	plugged and abandoned		
C&S	cased and suspended		
C&C	cased and completed		